UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CNX MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

12654A101

(CUSIP Number)

Donald W. Rush

CNX Midstream GP LLC

CNX Center

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12654A101	13D	Page 1 of 13 Pages

1	Names of Reporting Persons CNX Resources Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 47,692,198

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person CO

CUSIP No. 12654A101	13D	Page 2 of 13 Pages

1	Names of Reporting Persons CNX Gas LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 47,692,198

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 12654A101	13D	Page 3 of 13 Pages

1	Names of Reporting Persons CNX Gas Company LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 47,692,198

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 12654A101	13D	Page 4 of 13 Pages

1	Names of Reporting Persons CNX Gas Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 897,992
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 897,992

11	Aggregate Amount Beneficially Owned by Each Reporting Person 897,992
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person CO

CUSIP No. 12654A101	13D	Page 5 of 13 Pages

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on November 23, 2016 (as amended to date, the “Schedule 13D”) with the Securities and Exchange Commission relating to the common units representing limited partner interests (the “Common Units”) in CNX Midstream Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add CNX Gas Holdings, Inc. (“Holdings”) as a Reporting Person. In addition, Schedule I to the Schedule 13D is hereby amended and restated in its entirety to provide the information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons, and such information is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On July 26, 2020, immediately prior to the execution of the Merger Agreement (as defined below), CNX Gas Company LLC contributed 897,992 Common Units to Holdings in exchange for 100 shares of common stock, par value $0.01 per share, of Holdings, which comprise 100% of the outstanding capital stock of Holdings.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On July 26, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CNX Resources Corporation, CNX Resources Holdings LLC (“Merger Sub”) and CNX Midstream GP LLC (the “General Partner”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect wholly owned subsidiary of CNX Resources Corporation (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each outstanding Common Unit other than Common Units owned by CNX Resources Corporation and its subsidiaries, including the Reporting Persons (each, a “Public Common Unit”) will be converted into the right to receive 0.88 shares of common stock, par value $0.01 per share, of CNX Resources Corporation (the “CNX Common Stock” and the shares of CNX Common Stock to be issued in the Merger, the “Merger Consideration”) and (ii) (x) each of the phantom units and any other awards issued under a Partnership Long-Term Incentive Plan (each a “Partnership LTIP Award”) (other than the Director LTIP Awards (as defined below)), whether or not vested,

CUSIP No. 12654A101	13D	Page 6 of 13 Pages

that is outstanding immediately prior to the effective time of the Merger, will cease to relate to or represent any right to receive Common Units and will be converted into an equivalent award of restricted stock units relating to CNX Common Stock on the same terms and conditions as were applicable to the corresponding Partnership LTIP Award, including any applicable payment timing provisions and dividend equivalent rights, as applicable, subject to the terms of the Merger Agreement and (y) each Partnership LTIP Award held by a non-employee director whose service to the Issuer or its affiliates will terminate upon the consummation of the Merger (each a “Director LTIP Award”) will become fully vested and will be automatically converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). Except for the Class B units representing limited partner interests in the Issuer, which shall automatically be canceled immediately prior to the effective time of the Merger for no consideration in accordance with the Third Amended and Restated Agreement of Limited Partnership of CNX Midstream Partners LP, dated as of January 29, 2020, the interests in the Issuer owned by CNX Resources Corporation and its subsidiaries will remain outstanding as limited partner interests in the surviving entity. The General Partner will continue to own the non-economic general partner interest in the surviving entity.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (2) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (1) the receipt of Written Consent (as defined below); (2) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (3) the effectiveness of a registration statement on Form S-4 relating to the shares of CNX Common Stock to be issued pursuant to the Merger Agreement; (4) approval for listing on the New York Stock Exchange of the shares of CNX Common Stock to be issued pursuant to the Merger Agreement; (5) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (6) compliance by the other party in all material respects with its covenants.

Support Agreement

In connection with execution of the Merger Agreement, the Issuer, CNX Gas Company LLC, and Holdings, entered into a Support Agreement, dated as of July 26, 2020 (the “Support Agreement”), pursuant to which CNX Gas Company LLC and Holdings have agreed to deliver a written consent (the “Written Consent”), covering all of the Common Units beneficially owned by them (the “Covered Units”), approving the Merger, Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

CUSIP No. 12654A101	13D	Page 7 of 13 Pages

The foregoing summaries of the Merger Agreement and the Support Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, copies of which are attached hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons own 100% of the membership interests of CNX Gathering LLC, which owns all of the membership interests in the Issuer’s General Partner and appoints the General Partner’s board of directors. The Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 89,799,224 Common Units outstanding as of July 24, 2020.

CUSIP No. 12654A101	13D	Page 8 of 13 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CNX Resources Corporation	47,692,198	53.1%	0	47,692,198	0	47,692,198
CNX Gas LLC	47,692,198	53.1%	0	47,692,198	0	47,692,198
CNX Gas Company LLC	47,692,198	53.1%	0	47,692,198	0	47,692,198
CNX Gas Holdings, Inc.	897,992	1.0%	0	897,992	0	897,992

CNX Gas Company LLC is the record holder of 46,794,206 Common Units. CNX Gas Company LLC is a wholly owned subsidiary of CNX Gas LLC, which is a wholly owned subsidiary of CNX Resources Corporation, a publicly traded company listed on the New York Stock Exchange.

Holdings is the record holder of 897,992 Common Units. Holdings is a wholly owned subsidiary of CNX Gas Company LLC, which is a wholly owned subsidiary of CNX Gas LLC, which is a wholly owned subsidiary of CNX Resources Corporation, a publicly traded company listed on the New York Stock Exchange.

(c)    Other than as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

(d)    None.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

8	Agreement and Plan of Merger, dated as of July 26, 2020, by and among CNX Resources Corporation, CNX Resources Holdings LLC, CNX Midstream GP LLC and CNX Midstream Partners LP (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 27, 2020).

CUSIP No. 12654A101	13D	Page 9 of 13 Pages

9	Support Agreement, dated as of July 26, 2020, by and among CNX Midstream Partners LP, CNX Gas Company LLC and CNX Gas Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 27, 2020).

10	Joint Filing Agreement

CUSIP No. 12654A101	13D	Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2020

CNX RESOURCES CORPORATION

	By:	/s/ Donald W. Rush
	Name:	Donald W. Rush
	Title:	Chief Financial Officer and
Executive Vice President

CNX GAS LLC

	By:	/s/ Donald W. Rush
	Name:	Donald W. Rush
	Title:	Senior Vice President and
Chief Financial Officer

CNX GAS COMPANY LLC

	By:	/s/ Donald W. Rush
	Name:	Donald W. Rush
	Title:	Senior Vice President and
Chief Financial Officer

CNX GAS HOLDINGS, INC.

	By:	/s/ Donald W. Rush
	Name:	Donald W. Rush
	Title:	Senior Vice President and
Chief Financial Officer

CUSIP No. 12654A101	13D	Page 11 of 13 Pages

SCHEDULE I

Information regarding each managing member, director and executive officer of the Reporting Persons, or each person controlling the Reporting Persons, is set forth below.

Reporting Person: CNX Resources Corporation

Name	Business Address	Principal Occupation or Employment	Citizenship
Nicholas J. DeIuliis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director	USA

Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Financial Officer	USA

Chad A. Griffith	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer and Vice President – Commercial	USA

Olayemi Akinkugbe	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Excellence Officer	USA

William N. Thorndike, Jr.	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board (Managing Director of Housatonic Partners)	USA

CUSIP No. 12654A101	13D	Page 12 of 13 Pages

J. Palmer Clarkson	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (President and Chief Executive Officer of Bridgestone HosePower, LLC)	USA

William E. Davis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chairman and Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

Maureen E. Lally-Green	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Judge on the Superior Court of Pennsylvania)	USA

Bernard Lanigan, Jr.	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.)	USA

Reporting Person: CNX Gas LLC

Name	Business Address	Principal Occupation or Employment	Citizenship
Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Financial Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Financial Officer	USA

Chad A. Griffith	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer and Vice President – Commercial of CNX Resources Corporation Position with Reporting Person: President and Chief Executive Officer	USA

Olayemi Akinkugbe	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Excellence Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Excellence Officer	USA

CUSIP No. 12654A101	13D	Page 13 of 13 Pages

Reporting Person: CNX Gas Company LLC

Name	Business Address	Principal Occupation or Employment	Citizenship
Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Financial Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Financial Officer	USA

Chad A. Griffith	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer and Vice President - Commercial of CNX Resources Corporation Position with Reporting Person: President and Chief Executive Officer	USA

Olayemi Akinkugbe	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Excellence Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Excellence Officer	USA

Reporting Person: CNX Gas Holdings, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Financial Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Financial Officer	USA

Chad A. Griffith	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer and Vice President - Commercial of CNX Resources Corporation Position with Reporting Person: President and Chief Executive Officer	USA

Olayemi Akinkugbe	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Excellence Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Excellence Officer	USA